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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K      [ ] Form 20-F       [ ] Form 11-K
              [ ] Form 10-Q      [ ] Form N-SAR

For Period Ended:  December 31, 1997
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                  [  ]    Transition Report on Form 10-K
                  [  ]    Transition Report on Form 20-F
                  [  ]    Transition Report on Form 11-K
                  [  ]    Transition Report on Form 10-Q
                  [  ]    Transition Report on Form N-SAR

For the Transition Period Ended:
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:
                                                    ---------------------------

PART I -- REGISTRANT INFORMATION

The Care Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

275 Park Avenue South
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Address of Principal Executive Office (Street and Number)

New York, New York 10010
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City, State and Zip Code
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant is unable to file its Annual Report on Form 10-K within the prescribed time period due to internal administrative difficulties, which prevented the registrant from completing the preparation of its financial statements without reasonable effort or expense.


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


         Michael Moran                    212              614-9220
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              (Name)                    (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                  [X]  Yes     [ ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     The registrant has been informed that by its independent auditor that such report on the financial statements of the registrant for the year ended December 31, 1997 is expected to contain a qualification in which the registrant's auditor raises doubts as to the registrant's ability to continue as a going concern.

     In addition, for the year ended December 31, 1997, the financial statements of the registrant will reflect several differences as compared to the financial statements for the year ended December 31, 1996, including a net loss ranging from $9.8 million to $10.5 million, a reduction in net revenues of approximately $7.8 million, an increase in account receivable reserves and bad debt expense totalling approximately $5.8 million, a write-down of goodwill and certain other assets of approximately $2.5 million and a write-off of inventory and equipment of approximately $0.7 million. The figures cited above are current estimates and there can be no assurance that the actual results will not differ materially.



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                                  SIGNATURES

     The Care Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                                     THE CARE GROUP, INC.


Dated: April 1, 1998                             By: /s/ Michael Moran
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                                                     Name:  Michael Moran
                                                     Title: President